LK CJ

17009083

ION
SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

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SEC FILE NUMBER
8 - 28941

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2016** (MM/DD/YY) AND ENDING **12/31/2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paladin Market Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Dey Street, Suite 1503
(No. and Street)

New York	**New York**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Monroe **(646) 400-0999**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSGNC&S, Certified Public Accountants PLLC
(Name -- *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DO

Paladin Market Advisors, LLC
Statement of Financial Condition

December 31, 2016

Paladin Market Advisors, LLC

Table of Contents
December 31, 2016

AFFIRMATION

I, Kevin Monroe, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Paladin Market Advisors, LLC for the year ended December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin P. Monroe

____
Signature

Chief Compliance Officer
Title

______________________________ 02/24/2017
Notary Public

DIANE PAVENTA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Aug. 23, 2017

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN

CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Paladin Market Advisors, LLC

We have audited the accompanying statement of financial condition of Paladin Market Advisors, LLC (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Paladin Market Advisors, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Paladin Market Advisors, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

February 24, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.364.8800 FAX: 516.488.8888 WWW.RSGNCCPAS.COM

Paladin Market Advisors, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	43,794
Accounts receivable		1,000
Prepaid expenses		752
Total assets	$	45,546
Liabilities and Members' Equity		
Liabilities		
Accrued expenses	$	4,945
Members' equity		40,601
Total liabilities and members' equity	$	45,546

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Paladin Market Advisors, LLC (the "Company"), a majority-owned subsidiary of Brinen & Associates, LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides business advisory services and acts as a private placement agent with respect to the offer and secondary sale of interests in private equity funds.

The liability of the Members is limited to the capital held by the Company.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition

All fees and advisory revenues are recognized based on the terms of the contracts and are recorded when the fees are earned, fixed or determinable, and collectible.

Income Taxes

The Company is a limited liability company, and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with Related Parties

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, office space, employee services and other services. The Parent provides these services at no cost to the Company.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $38,849 which was $33,849 in excess of its computed net capital requirement of $5,000.

The Company does not hold customers' cash or securities. As a result, it is not affected by SEC Rule 15c3-3.

5. Concentrations

All cash deposits are held by one financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

6. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax basis of assets and liabilities.

The Company has a deferred tax asset of approximately $54,000 as of December 31, 2016. The deferred tax asset is related to New York City Unincorporated Business Tax (UBT) net operating loss (NOL) carryforwards.

Management believes it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Company has recorded a full valuation allowance.

7. Subsequent Events

In 2017, the ownership of the Company changed. A new member was added who invested $4,000.